VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

April 15, 2024

VIA EDGAR

Ms. Jaea Hahn, Esq.

Staff Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: Voya Partners, Inc.

(File Nos. 033-73140; 811-08220)

Dear Ms. Hahn:

This letter responds to comments provided by telephone on April 5, 2024, by the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") with respect to Post-Effective Amendment No. 94 to the registration statement on Form N-1A for Voya Partners, Inc. (the "Registrant") filed with the SEC, via the EDGAR system, pursuant to Rule 485(a) under the 1933 Act on February 16, 2024.

Our summary of the comments and our responses thereto are provided below. Capitalized terms used but not defined herein have the meanings assigned to them in the registration statement. The Registrant intends to file a future post-effective amendment pursuant to Rule 485(b) under the 1933 Act to, as applicable: (i) reflect the revisions discussed herein in response to the Staff's comments; (ii) make certain non-material changes, as appropriate; (iii) include relevant financial information; and (iv) file exhibits to the registration statement.

1. Comment: For investor comprehension and clarity, please consider reordering risks in order of significance rather than presenting them alphabetically. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The Registrant believes that the current risk disclosure, including the alphabetical ordering of the list of each Portfolio's principal risks, is appropriate and consistent with Form N-1A. Additionally, the Registrant believes that rank-ordering risks as the Staff suggests could create the risk that investors would mistakenly minimize or ignore risks that appear at the end or near the end of such a rank-ordered list of risks and is concerned that such a circumstance could cause an investor not to appreciate fully all of the principal risks associated with investment in a Portfolio specifically as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure, or trading markets similar to the Portfolio. The Registrant further notes that the following disclosure appears at the beginning of the "Principal Risks" section for each Portfolio which it believes clarifies the presentation of a Portfolio's principal risks:

The principal risks are presented in alphabetical order to facilitate readability, and their order does not imply that the realization of one risk is more likely to occur or have a greater adverse impact than another risk.

2. Comment: The disclosure for certain Portfolios indicates that the Sub-Adviser intends to take environmental, social, and governance ("ESG") factors into account when evaluating investments. With respect to each Portfolio, please consider (i) denoting that the Portfolio is an ESG integration fund; (ii)

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

April 15, 2024

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identifying examples in the disclosure of ESG criteria that the Sub-Adviser considers; and (iii) disclosing, if accurate, that an investment could be made in a company that rates poorly on ESG if it rates strongly on other non-ESG factors that are considered.

Response: With respect to VY® JPMorgan Mid Cap Value Portfolio, VY® T. Rowe Price Diversified Mid Cap Growth Portfolio, and VY® T. Rowe Price Growth Equity Portfolio the Registrant notes that the principal investment strategy disclosure states that ESG factors are integrated into the Portfolio's investment process. With respect to the remaining applicable Portfolios, the Registrant respectfully declines to revise the ESG-related principal investment strategy disclosure to characterize each applicable Portfolio as an "ESG integration fund" because the Registrant believes the current principal investment strategy disclosure accurately describes the nature of these Portfolios' consideration of ESG factors and the disclosure does not otherwise indicate such Portfolios are ESG- -focused funds.

The Registrant notes that T. Rowe Price Diversified Mid Cap Growth Portfolio, and VY® T. Rowe Price Growth Equity Portfolio each disclose that "the Sub-Adviser generally considers ESG factors such as climate change, resource depletion, labor standards, diversity, human rights issues, and governance structure and practices." The Registrant respectfully declines to revise its disclosure for the remaining applicable Portfolios to include examples of ESG criteria. As disclosed in the principal investment strategies for these Portfolios, the Sub-Adviser generally considers ESG factors among a variety of factors in selecting investments for the Portfolios. In light of the existing disclosures and the Sub- Advisers' consideration of ESG factors among many other considerations, the Registrant believes that more detailed disclosure focusing on specific ESG criteria would likely be unduly long and could potentially confuse investors.

Lastly, the Registrant believes the following disclosures address the Staff's comments regarding the selection of investments based on ESG rating.

(Voya Global Bond Portfolio and Voya Global Insights Portfolio)

Principal Investment Strategies

ESG factors will be only one of many considerations in the Sub-Adviser's evaluation of any potential investment; the extent to which ESG factors will affect the Sub-Adviser's decision to invest in [a company/an issuer], if at all, will depend on the analysis and judgment of the Sub-Adviser.

(Voya International High Dividend Low Volatility Portfolio)

Principal Investment Strategies

ESG factors will be only one of many considerations in the evaluation of any potential investment; the extent to which ESG factors will affect the Sub-Adviser's decision to invest in a company, if at all, will depend on the operation of the Sub- Adviser's quantitative processes and the judgment of the Sub-Adviser.

(VY® American Century Small-Mid Cap Value Portfolio)

Principal Investment Strategies

In addition to fundamental financial metrics, the Sub-Adviser may also consider environmental, social, and/or governance ("ESG") factors. However, the Sub- Adviser may not consider ESG factors with respect to every investment decision and, even when such factors are considered, it may conclude that other attributes

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U.S. Securities and Exchange Commission

April 15, 2024

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of an investment outweigh ESG considerations when making decisions for the Portfolio.

(Voya Solution Portfolio Suite)

Principal Investment Strategies

The manner in which an investment adviser uses ESG factors in its investment process will be only one of many considerations in the Sub-Adviser's evaluation of any potential Underlying Fund, and the extent to which the consideration of ESG factors by an investment adviser will affect the Sub-Adviser's decision to invest in an Underlying Fund, if at all, will depend on the analysis and judgment of the Sub- Adviser.

(All Applicable Portfolios other than the Voya Solution Portfolio Suite)

Principal Risks

Environmental, Social, and Governance [(Equity)/ (Fixed Income)]: " There is no minimum percentage of the Portfolio's assets that will be invested in companies that the Sub-Adviser views favorably in light of ESG factors, and the Sub-Adviser may choose not to invest in companies that compare favorably to other companies on the basis of ESG factors.

(Voya Solution Portfolio Suite)

Principal Risks

Environmental, Social, and Governance (Funds-of-Funds):" There can be no assurance that an Underlying Fund selected by the Sub-Adviser, which includes its consideration of ESG factors, will provide more favorable investment performance than another potential Underlying Fund, and such an Underlying Fund may, in fact, underperform other potential Underlying Funds.

3. Comment: The Staff notes that "it is currently expected that the VY® Invesco Equity and Income Portfolio will invest a substantial percentage of its assets in large-capitalization issuers." Please disclose how the Portfolio defines large-capitalization issuers.

Response: The Registrant appreciates the Staff's comment and has added the following disclosure to the VY® Invesco Equity and Income Portfolio's Principal Investment Strategies:

For this Portfolio, the Sub-Adviser considers a large-capitalization issuer to be one that has a market capitalization, at the time of purchase, within the range of market capitalizations of the largest and smallest capitalized companies included in the Russell 1000® Index during the most recent 11-month period (based on month- end data) plus the most recent data during the current month. A company's "market capitalization" is the value of its outstanding stock.

4. Comment: The Staff notes that the VY® Invesco Equity and Income Portfolio may invest in other investment companies, including ETFs. That Staff requests that the Portfolio disclose how the Sub- adviser selects investment companies to invest in light of the Portfolio "investing primarily in income- producing equity instruments" and that a corresponding principal risk regarding investing in ETFs be added to the Portfolio's prospectus.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

April 15, 2024

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Response: The Registrant believes the current disclosure adequately describes the Portfolio's principal investment strategy and respectfully declines to add disclosure regarding how the Sub-Adviser selects investments in investment companies. The Registrant notes that the principal risk factor titled "Other Investment Companies" includes risk disclosure regarding ETFs, as set forth below (emphasis added) which it believes addresses the Staff's comment to add a principal risk regarding ETF investments.

Other Investment Companies: The main risk of investing in other investment companies, including ETFs, is the risk that the value of an investment company's underlying investments might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the Portfolio's expenses. The investment policies of the other investment companies may not be the same as those of the Portfolio; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Portfolio is typically subject. In addition, shares of ETFs may trade at a premium or discount to net asset value and are subject to secondary market trading risks. Secondary markets may be subject to irregular trading activity, wide bid/ask spreads, and extended trade settlement periods in times of market stress because market makers and authorized participants may step away from making a market in an ETF's shares, which could cause a material decline in the ETF's net asset value.

5. Comment: The Staff notes that VY® Invesco Equity and Income Portfolio may invest (i) up to 25% of its assets in securities of foreign (non-U.S.) issuers, which may include depositary receipts and (ii) in real estate-related securities, including real estate investment trusts ("REITs"). Please clarify in the disclosure whether such investments are within the Portfolio's definition of equity and income securities for the purposes of the Portfolio's 80% test.

Response: The Registrant respectfully declines to revise its disclosure as requested because whether investments in foreign issuers or real estate related securities (including REITs) satisfy the Portfolio's 80% test is determined at the individual investment level and not solely attributable to investment type or asset classes. For example, an investment in one foreign issuer may qualify under the 80% test whereas an investment in a different security of such foreign issuer or a different foreign issuer may not.

6. Comment: Please confirm that "Credit" is a principal risk for VY® JPMorgan Mid Cap Value Portfolio in light of the Portfolio investing primarily in equity securities of mid-capitalization companies.

Response: The Registrant confirms that "Credit" is a principal risk for VY® JPMorgan Mid Cap Value because, as stated in the Portfolio's principal investment strategy, it "may invest in other equity securities, which include preferred stocks." The Registrant has also added the following principal risk to the Portfolio's prospectus.

Preferred Stocks: Preferred stock generally has preference over common stock but is generally subordinate to debt instruments with respect to dividends and liquidation. Preferred stocks are subject to the risks associated with other types of equity securities, as well as greater credit or other risks than senior debt instruments. In addition, preferred stocks are subject to other risks, such as risks

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April 15, 2024

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related to deferred and omitted distributions, limited voting rights, liquidity, interest rate, regulatory changes and special redemption rights.

7. Comment: With respect to VY® T. Rowe Price Diversified Mid Cap Growth Portfolio, please clarify the disclosure as to whether the Portfolio's investments "in real estate-related securities, including real estate investment trusts ("REITs")" are considered equities for the purposes of the Portfolio's 80% test.

Response: The Registrant respectfully declines to revise its disclosure as requested because whether investments in foreign issuers or real estate related securities (including REITs) satisfy the Portfolio's 80% test is determined at the individual investment level and not solely attributable to investment type or asset classes.

8. Comment: The Staff notes that each Portfolio, in addition to those Portfolios that operate as funds- of-funds (e.g., the Index Solution and Solution Portfolio suites), discloses that it may invest in other investment companies, including ETFs, as a principal investment strategy. Please confirm that such investments are a principal investment strategy and if not, consider moving the referenced disclosure to Item 9 of Form N-1A. In addition, please discuss supplementally how each such Portfolio will comply with the requirements of Section 12 of the 1940 Act and confirm that any investing agreements entered into pursuant to Rule 12d1-4 under the 1940 Act will be filed as exhibits to the Registrant's registration statement.

Response: The Registrant confirms that investments in other investment companies is a principal investment strategy of the Portfolios. Each Portfolio intends to comply with Section 12 of the 1940 Act for its investments in other investment companies. In particular, to the extent that a Portfolio invests in excess of the limits of Section 12(d)(1), it is expected that the Portfolio will rely upon Rule 12d1-4. Accordingly, the Registrant confirms that in cases where an investing agreement is required for reliance on Rule 12d1-4, any such agreement will be filed as an exhibit to the registration statement.

9. Comment: The Staff notes that the VY® T. Rowe Price Growth Equity Portfolio's "investments in foreign (non-U.S.) securities, including emerging markets, are limited to 30% of the Portfolio's assets" and suggests that the Registrant add disclosure to provide the Portfolio's definition of "emerging markets."

Response: The Registrant appreciates the Staff's comment and has added the following disclosure to the Portfolio's Principal Investment Strategies.

Countries with emerging markets include any country not included within the MSCI

World Index.

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Ms. Jaea Hahn

U.S. Securities and Exchange Commission

April 15, 2024

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Should you have any questions or comments regarding this letter, please contact Staten Vermeer at (623) 742- 5783 or the undersigned at (770) 690-5568.

Regards,

/s/ Craig Foster Craig Foster

Vice President and Counsel

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq., Voya Investments, LLC Joanne Osberg, Esq., Voya Investments, LLC Elizabeth J. Reza, Esq., Ropes & Gray LLP Jessica Reece, Esq., Ropes & Gray LLP Jeremy Smith, Esq., Ropes & Gray LLP